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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 01 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 065240 65243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Lakes Capital Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26016 Detroit Road, Suite 4
(No. and Street)

Westlake (City) Ohio (State) 44145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bender (440) 250-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 Westlake, OH 44145
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Lakes Capital Partners, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ste C Bender
Signature

FINANCIAL PRINCIPAL
Title

Kathleen Hodar
Notary Public NKA Kathleen O Neill

KATHLEEN HODAR
Notary Public. State of Ohio, Cuy. Cnty.
My commission expires Jan. 7 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT LAKES CAPITAL PARTNERS, LTD.

DECEMBER 31, 2005

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*

www.cohenmccurdy.com

MEMBERS
GREAT LAKES CAPITAL PARTNERS, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Great Lakes Capital Partners, Ltd. as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Lakes Capital Partners, Ltd. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

February 2, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 531,373
RESTRICTED CASH	111,202
RECEIVABLES FROM CLEARING BROKER AND OTHER BROKER-DEALERS	21,348
SECURITIES OWNED: MARKETABLE, AT MARKET VALUE	34,864
FURNITURE AND EQUIPMENT - AT COST, LESS ACCUMULATED DEPRECIATION OF $46,447	51,024
OTHER RECEIVABLES	88,906
EMPLOYEE RECEIVABLE	25,000
OTHER ASSETS	12,080
	$ 875,797

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 52,402
COMMITMENTS	
MEMBERS' EQUITY	823,395
	$ 875,797

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 499,660
Referral fees	582,164
Interest and dividends	63,895
Other	1,101
	1,146,820
EXPENSES	
Commissions, employee compensation and benefits	732,324
Clearance fees	22,710
Communications and data processing	48,591
Professional fees	88,841
Occupancy	48,762
Promotion and advertising	22,698
Travel and entertainment	157,356
Depreciation	16,140
Trading losses	239,254
Other	80,667
	1,457,339
NET LOSS	$ (310,519)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

BALANCE – JANUARY 1, 2005	$ 1,342,994
NET LOSS	(310,519)
CONTRIBUTIONS FROM MEMBERS	64,207
DISTRIBUTION TO MEMBERS	(273,287)
BALANCE – DECEMBER 31, 2005	$ 823,395

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (310,519)
Adjustments to reconcile net loss to net cash provided from operating activities	
Depreciation	16,140
Unrealized loss on securities	239,250
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Receivables from clearing broker and other broker-dealers	(2,185)
Other receivables	92,032
Employee receivable	(25,000)
Other assets	(1,948)
Accounts payable and accrued expenses	(22,835)
Net cash used in operating activities	(15,065)
CASH FLOW PROVIDED FROM INVESTING ACTIVITIES	
Acquisition of furniture and equipment	(4,428)
Repayment of advances to member	39,752
	35,324
CASH FLOW USED IN FINANCING ACTIVITIES	
Distributions to members	(273,287)
Capital contributions	64,207
	(209,080)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(188,821)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	720,194
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 531,373
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 1,256

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Great Lakes Capital Partners, Ltd. (the Company) is a limited liability company formed under the laws of the State of Ohio. The Company shall continue for forty years unless terminated in accordance with its operating agreement. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable Securities Owned

Marketable securities owned are classified as trading securities as defined by Statement of Financial Accounting Standard No. 115 (SFAS No. 115). Shares of stock in Cancervax Corporation comprised 100% of the Company's total investments as of December 31, 2005. In accordance with SFAS No. 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur. Unrealized loss on investments of $239,250 is included in trading losses in the statement of operations.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company has $100,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement. Cash in the amount of $11,202 is segregated to account for the receivable benefit of customers.

Receivables and Credit Policies

Receivables from clearing broker and other broker dealers and other receivables consists of amounts due to the Company from investment advisors for referring clients in need of investment advisory and money management services. The referral fee is based on a percentage of the total funds being managed by the investment advisor.

Receivables from clearing broker and other broker dealers and other receivables are obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables from clearing broker and other broker dealers and other receivables with invoice dates over 30 days old.

Receivables from clearing broker and other broker dealers and other receivables are stated at the amount billed. Payments of receivables from clearing broker and other broker dealers and other receivables are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables from clearing broker and other broker dealers and other receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables from clearing broker and other broker dealers and other receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectibility. In the opinion of management, at December 31, 2005, all receivables were considered collectible and no allowance was necessary.

Employee Receivable

Employee receivable consists of non-interest bearing amounts due from an employee on demand.

Advertising Cost

Advertising costs are charged to operations when incurred. For the year ended December 31, 2005, advertising costs were $22,698.

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Great Lakes Capital Partners, Ltd., is a limited liability company, taxed under the provisions of the Internal Revenue Code, which provide for its taxable income or loss to be taxed directly to its members. Accordingly, no provision or credit for income taxes has been recorded in the accompanying financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

3. COMMITMENTS

The Company leases office space in Ohio and New York under operating leases expiring in January 2007. At December 31, 2005, minimum lease commitments are as follows:

2006	$ 40,800
2007	17,000
	$ 57,800

Rent expense for 2005 amounted to $45,284.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $634,541 which was $384,541 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2005, the ratio was .08 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

NET CAPITAL		
Total members' equity from statement of financial condition		$ 823,395
Less: Non-allowable assets		
Furniture and equipment – Net	$ 51,024	
Receivables	91,625	
Employee receivable	25,000	
Other assets	5,061	172,710
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		650,685
Haircuts on securities		16,144
NET CAPITAL		$ 634,541
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 52,402
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 3,493
MINIMUM REQUIRED NET CAPITAL		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 384,541
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*

www.cohenmccurdy.com

MEMBERS
GREAT LAKES CAPITAL PARTNERS, LTD.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Great Lakes Capital Partners, Ltd. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

February 2, 2006
Westlake, Ohio